UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e) of

the Securities Exchange Act of 1934

(Amendment No. 10)

OPENTV CORP.

(Name of Issuer)

KUDELSKI INTERACTIVE CAYMAN, LTD.

KUDELSKI INTERACTIVE USA, INC.

KUDELSKI SA

(Names of Person(s) Filing Statement)

Class A Ordinary Shares of No Par Value

(Title of Class of Securities)

G67543101

(CUSIP Number of Class of Securities)

Lucien Gani

General Counsel, Head of Legal Affairs

Kudelski SA

22-24, Route de Genève

Case Postale 134

1033 Cheseaux, Switzerland

Tel:  +41 21 732 01 01

(Name, Address and Telephone Number of Person Authorized to Receive Notices

 and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Jennifer DiNucci, Esq.	Francis R. Wheeler, Esq.
Cooley Godward Kronish LLP	Cooley Godward Kronish LLP
Five Palo Alto Square	380 Interlocken Crescent
3000 El Camino Real	Suite 900
Palo Alto, CA 94306-2155	Broomfield, CO 80021-8023
Tel: (650) 843-5000	Tel: (720) 566-4000
Fax: (650) 849-7400	Fax: (720) 566-4099

This statement is filed in connection with (check appropriate box):

a. ☐  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐  The filing of a registration statement under the Securities Act of 1933.

c. ☐  A tender offer.

d. ☒  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$26,188,360	$1,868

*

For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated as (A) the sum of (i) 15,881,422, which is the difference between 107,986,419, the number of Class A ordinary shares of no par value (“Shares”) of OpenTV Corp. (the “Company”) outstanding as of December 31, 2009, and 92,104,997, the number of Shares beneficially owned by Kudelski SA on such date, (ii) 1,000,127, which is the number of Shares subject to vested and unvested options outstanding as of December 31, 2009, excluding options that can be confirmed as having exercise prices above the per Share redemption price, and (iii) 14,167, which is the maximum number of Shares reserved for issuance upon exchange of shares of the Company’s subsidiary, OpenTV, Inc. (the “Subsidiary”) as of December 31, 2009, multiplied by (B) $1.55, which is the per Share redemption price. The number of outstanding Shares, Shares subject to vested and unvested options and Shares reserved for issuance upon exchange of shares of the Subsidiary is as set forth in the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on January 14, 2010. The filing fee paid in connection with the redemption is in addition to the filing fee of $8,228 previously paid by Kudelski SA and Kudelski Interactive Cayman, Ltd. in connection with the filing by such entities with the Securities and Exchange Commission on October 5, 2009 of a Schedule TO-T that related to the tender offer by Kudelski Interactive Cayman, Ltd. to acquire all of the Shares not then beneficially owned by Kudelski SA.

**

The amount of the filing fee calculated in accordance with the Exchange Act equals $71.30 per $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,868	Filing Party:	OpenTV Corp.

Form or Registration No.:	Schedule 13E-3	Date Filed:	January 14, 2010

This Amendment No. 10 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Amendment No. 10”) filed by (a) Kudelski Interactive Cayman, Ltd., an exempted company organized under the laws of the Cayman Islands (“Kudelski Cayman”) and an indirect wholly-owned subsidiary of Kudelski SA, a public limited company organized under the laws of Switzerland, (b) Kudelski Interactive USA, Inc., a corporation incorporated under the laws of the State of Delaware (“Kudelski USA”) and an indirect wholly-owned subsidiary of Kudelski SA, and (c) Kudelski SA amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the “SEC”) on October 5, 2009 by (a) Kudelski Cayman and (b) Kudelski SA (together with all amendments and supplements thereto, the “Schedule TO”).  The Schedule TO related to the offer (the “Offer”) by Kudelski Cayman to purchase all outstanding Class A ordinary shares of no par value (“Shares”) of OpenTV Corp., a company incorporated and registered under the laws of the British Virgin Islands (the “Company”), not already owned by Kudelski SA or its wholly-owned subsidiaries at a purchase price of $1.55 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal.  The subsequent offering period that followed the Offer expired on November 25, 2009.  This Amendment No. 10 relates to the redemption by the Company of all of the outstanding Shares not owned by Kudelski SA, Kudelski Cayman or Kudelski USA (the “Redemption”) and is being filed by Kudelski SA, Kudelski Cayman or Kudelski USA to amend and supplement the responses to the items of Schedule 13E-3 included in the Schedule TO insofar as necessary to update such responses in connection with the Redemption.  This Amendment No. 10 includes Kudelski USA as a filing person because it will participate in the Redemption.  Kudelski USA did not participate in the Offer.  The Redemption is one of a series of “going private” transactions that was initiated by Kudelski Cayman when it commenced the Offer.

Prior to the filing of this Amendment No. 10, the Company filed with the SEC a preliminary redemption notice/transaction statement (the “Redemption Notice”) relating to the Redemption.

The cross-references below to the Redemption Notice supplement the cross-references to the Offer to Purchase contained in the Schedule TO.  The cross-references below are being supplied pursuant to General Instruction F to Schedule 13E-3 to show the location in the Redemption Notice of the information required to be included in response to the items of Schedule 13E-3 in connection with the Redemption.  Item numbers refer to the corresponding items numbers of Schedule 13E-3.

Item 1.    Summary Term Sheet.

The response to Item 1 of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following captions:

“Questions and Answers”

“Summary Term Sheet”

Item 2.    Subject Company Information.

(a)  The response to Item 2(a) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Summary Term Sheet—The Companies—OpenTV Corp.”

(b)  The response to Item 2(b) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following captions:

“Summary Term Sheet—The Companies—OpenTV Corp.”

“Market For Our Class A Ordinary Shares”

(c)  The response to Item 2(c) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Market For Our Class A Ordinary Shares”

(d)  The response to Item 2(d) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Market For Our Class A Ordinary Shares”

(e)  The filing persons have not made any underwritten public offerings of the subject securities that are required to be disclosed pursuant to Item 2(e) of Schedule 13E-3.

(f)  The response to Item 2(f) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Additional Information Regarding the Kudelski Control Group—Acquisitions of OpenTV Ordinary Shares”

Item 3.    Identity and Background of Filing Person.

(a)  The response to Item 3(a) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following captions:

“Summary Term Sheet—The Companies—Kudelski SA”

“Directors, Executive Officers and Controlling Shareholder of Kudelski”

“Directors and Executive Officers of Kudelski Cayman”

“Directors and Executive Officers of Kudelski USA”

(b)  The response to Item 3(b) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following captions:

“Summary Term Sheet—The Companies—Kudelski SA”

“Summary Term Sheet—The Companies—Kudelski Interactive Cayman, Ltd.”

“Summary Term Sheet—The Companies—Kudelski Interactive USA, Inc.”

“Additional Information Regarding the Kudelski Control Group—Additional Information”

(c)  The response to Item 3(c) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following captions:

“Directors, Executive Officers and Controlling Shareholder of Kudelski”

“Directors and Executive Officers of Kudelski Cayman”

“Directors and Executive Officers of Kudelski USA”

“Additional Information Regarding the Kudelski Control Group—Additional Information”

Item 4.    Terms of the Transaction.

(a)  The response to Item 4(a) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following captions:

“Questions and Answers”

“Summary Term Sheet”

“Special Factors—Purposes of and Reasons for the Redemption”

“Special Factors—Plans for OpenTV after the Redemption; Certain Effects of the Redemption”

“The Redemption—Redemption; Redemption Price; Redemption Date”

“The Redemption—Effect of the Redemption”

“The Redemption—Shareholder Approval not Required”

“The Redemption—Material U.S. Federal Income Tax Consequences of the Redemption”

(c)  The response to Item 4(c) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Special Factors—Plans for OpenTV after the Redemption; Certain Effects of the Redemption”

(d)  The response to Item 4(d) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following captions:

“Questions and Answers—How do I dissent from the redemption and have the fair value of my shares determined in accordance with the BVI Act?”

“Questions and Answers—Can I dissent from the redemption if I hold Class A ordinary shares in “street name”?”

“Summary Term Sheet—Dissent Rights”

“The Redemption—Right to Dissent from the Redemption”

Annex A to the Redemption Notice

(e)  The response to Item 4(e) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Special Factors—Provisions for Unaffiliated Shareholders of OpenTV”

(f)  Item 4(f) of Schedule 13E-3 is not applicable to the Redemption.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

(a)  The response to Item 5(a) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Certain Relationships and Related Transactions”

(b) and (c)  The responses to Items 5(b) and (c) of Schedule 13E-3 set forth in the Schedule TO are hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following captions:

“Summary Term Sheet—Recent Developments”

“Special Factors—Background of the Transaction”

“Special Factors—Purposes of and Reasons for the Transaction—The Kudelski Control Group’s Purpose and Reasons for the Redemption; Consideration of Alternatives”

“The Redemption—Interests of Directors and Executive Officers in the Redemption”

“Certain Relationships and Related Transactions”

(e) The response to Item 5(e) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following captions:

“Special Factors—Background of the Transaction”

“The Redemption—Interests of Directors and Executive Officers in the Redemption”

“Security Ownership of Management and the Kudelski Control Group”

“Transactions in Class A Ordinary Shares”

“Additional Information Regarding the Kudelski Control Group—Acquisitions of OpenTV Ordinary Shares”

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a) and (c)(1) through (8)  The responses to Items 6(a) and (c)(1) through (8) of Schedule 13E-3 set forth in the Schedule TO are hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following captions:

“Questions and Answers—How will the redemption affect the listing of the Class A ordinary shares and the reporting obligations of OpenTV?”

“Summary Term Sheet—OpenTV’s Purpose and Reasons for the Redemption”

“Summary Term Sheet—The Kudelski Control Group’s Purpose and Reasons for the Redemption”

“Summary Term Sheet—Effects of the Redemption”

“Special Factors—Background of the Transaction”

“Special Factors—Purposes of and Reasons for the Transaction”

“Special Factors—General Effects of the Redemption”

“Special Factors—Plans for OpenTV after the Redemption; Certain Effects of the Redemption”

“The Redemption—Effect of the Redemption”

(b)  The response to Item 6(b) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“The Redemption—Effect of the Redemption”

Item 7.    Purposes, Alternatives, Reasons and Effects.

(a)  The response to Item 7(a) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

 “Special Factors—Purposes of and Reasons for the Transaction”

(b) and (c)  The responses to Items 7(b) and (c) of Schedule 13E-3 set forth in the Schedule TO are hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following captions:

“Special Factors—Background of the Transaction”

“Special Factors—Purposes of and Reasons for the Transaction”

(d)  The response to Item 7(d) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following captions:

“Special Factors—Fairness Determination of the Kudelski Control Group”

“Special Factors—General Effects of the Redemption”

“Special Factors—Plans for OpenTV after the Redemption; Certain Effects of the Redemption”

Item 8.    Fairness of the Transaction.

(a) through (f)  The responses to Items 8(a) through (f) of Schedule 13E-3 set forth in the Schedule TO are hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Special Factors—Fairness Determination of the Kudelski Control Group”

Item 9.    Reports, Opinions, Appraisals and Negotiations.

(a)  The response to Item 9(a) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Special Factors—Fairness Determination of the Kudelski Control Group”

(b) and (c)  Items 9(b) and (c) of Schedule 13E-3 are not applicable to the Redemption.

Item 10. Source and Amount of Funds or Other Consideration.

(a) and (c)  The responses to Items 10(a) and (c) of Schedule 13E-3 set forth in the Schedule TO are hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following captions:

“Summary Term Sheet—Source and Amount of Funds”

“The Redemption—Source and Amount of Funds”

(b)  There are no material financing conditions, alternative financing arrangements or alternative financing plans related to the Redemption to be disclosed pursuant to Item 10(b) of Schedule 13E-3.

(d)  Item 10(d) of Schedule 13E-3 is not applicable to the Redemption.

Item 11. Interest in Securities of the Subject Company.

(a)  The response to Item 11(a) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Security Ownership of Management and the Kudelski Control Group”

(b)  The response to Item 11(b) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Transactions in Class A Ordinary Shares”

Item 12. The Solicitation or Recommendation.

(d)  Item 12(d) of Schedule 13E-3 is not applicable to the Redemption.

(e)  The response to Item 12(e) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Additional Information Regarding the Kudelski Control Group—Additional Information”

Item 13. Financial Statements.

(a)(1)  In response to Item 13(a)(1) of Schedule 13E-3, the audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2008 and December 31, 2007, and the notes thereto, are incorporated herein by reference to Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by the Company on March 10, 2009.  The foregoing financial statements and the notes thereto were previously incorporated by reference into the Schedule TO.

(a)(2)  In response to Item 13(a)(2) of Schedule 13E-3, the unaudited consolidated financial statements of the Company for the nine months ended September 30, 2009, and the notes thereto, are incorporated herein by reference to Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009 filed by the Company on November 4, 2009.  The foregoing financial statements and the notes thereto were previously incorporated by reference into the Schedule TO.

(a)(3)  The response to Item 13(a)(3) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Financial Information”

(a)(4)  The response to Item 13(a)(4) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Financial Information”

(b)  The pro forma information described in Item 13(b) of Schedule 13E-3 is not material to the Redemption.

(c)  The response to Item 13(c) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in the Redemption Notice under the following caption:

“Financial Information”

Item 14. Persons/Assets Retained, Employed, Compensated or Used.

(a) and (b)  There are no persons or corporate assets required to be disclosed by the filing persons pursuant to Item 14(a) or (b) of Schedule 13E-3 in connection with the Redemption.

Item 15. Additional Information.

(b)  The response to Item 15(b) of Schedule 13E-3 set forth in the Schedule TO is hereby amended and supplemented to incorporate by reference herein the information set forth in (i) the Redemption Notice under the caption “Where You Can Find More Information” and (ii) the preliminary Notice of Redemption Pursuant to Sections 176 and 179 of the BVI Business Company Act, 2004 (as amended) filed by the Company with the SEC on January 14, 2010.

Item 16. Exhibits.

The exhibit index to the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(3)(i)

Preliminary Redemption Notice/Transaction Statement of OpenTV Corp. dated January 14, 2010 (incorporated by reference to Exhibit (a)(3)(i) to Rule 13e-3 Transaction Statement on Schedule 13E-3 of OpenTV Corp., as filed by OpenTV Corp. on January 14, 2010)

(a)(5)(x)

Preliminary Notice of Redemption Pursuant to Sections 176 and 179 of the BVI Business Company Act, 2004 (as amended) (incorporated by reference to Exhibit (a)(3)(ii) to Rule 13e-3 Transaction Statement on Schedule 13E-3 of OpenTV Corp., as filed by OpenTV Corp. on January 14, 2010)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KUDELSKI INTERACTIVE CAYMAN, LTD.

By:	/s/ Lucien Gani
	Name:	Lucien Gani
	Title:	Director

	Date:	January 14, 2010

By:	/s/ Santino Rumasuglia
	Name:	Santino Rumasuglia
	Title:	Director

	Date:	January 14, 2010

KUDELSKI SA

By:	/s/ Lucien Gani
	Name:	Lucien Gani
	Title:	General Counsel and Head of Legal Affairs

	Date:	January 14, 2010

By:	/s/ Mauro Saladini
	Name:	Mauro Saladini
	Title:	Executive Vice President and Chief Financial Officer

	Date:	January 14, 2010

KUDELSKI INTERACTIVE USA, INC.

By:	/s/ Lucien Gani
	Name:	Lucien Gani
	Title:	President and Chief Executive Officer

	Date:	January 14, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase dated October 5, 2009*

(a)(1)(ii)	Letter of Transmittal*

(a)(1)(iii)	Notice of Guaranteed Delivery*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, and Other Nominees*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees*

(a)(1)(vi)	Instructions for Completing Substitute Form W-9*

(a)(1)(vii)	Instructions for Completing Substitute Form W-8BEN*

(a)(1)(viii)	Summary Advertisement*

(a)(1)(ix)	Press Release issued by Kudelski Group, dated October 5, 2009*

(a)(1)(x)	Excerpts from Kudelski SA Transaction Website*

(a)(1)(xi)	Letter to OpenTV Corp. Shareholders from Kudelski Group, dated October 13, 2009*

(a)(1)(xii)	Press Release issued by Kudelski Group, dated October 26, 2009*

(a)(1)(xiii)	Letter to OpenTV Corp. Shareholders from Kudelski Group, dated October 30, 2009*

(a)(1)(xiv)	Press Release issued by Kudelski Group, dated October 30, 2009*

(a)(1)(xv)	Press Release issued by Kudelski Group, dated November 2, 2009*

(a)(1)(xvi)	Press Release issued by Kudelski Group, dated November 3, 2009*

(a)(1)(xvii)	Press Release issued by Kudelski Group, dated November 9, 2009*

(a)(1)(xviii)	Press Release issued by Kudelski Group, dated November 13, 2009*

(a)(1)(xix)	Press Release issued by Kudelski Group, dated November 23, 2009*

(a)(1)(xx)	Press Release issued by Kudelski Group, dated November 27, 2009*

(a)(3)(i)

Preliminary Redemption Notice/Transaction Statement of OpenTV Corp. dated January 14, 2010 (incorporated by reference to Exhibit (a)(3)(i) to Rule 13e-3 Transaction Statement on Schedule 13E-3 of OpenTV Corp., as filed by OpenTV Corp. on January 14, 2010)

(a)(5)(i)

Complaint of Charles Michael Foley against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the Superior Court of the State of California, County of San Francisco, and dated October 8, 2009*

(a)(5)(ii)	Kudelski Group Investor Presentation, dated October 2009*

(a)(5)(iii)	Supplemental Excerpt from Kudelski SA Transaction Website*

(a)(5)(iv)	Complaint of Salvatore L. Giordano against OpenTV Corp., André Kudelski, Nigel Bennett, Joseph Deiss, Lucien Gani, Alex Osadzinski, Pierre Roy, Mauro Saladini, James A. Chiddix,

Clause Smadja, Jerry Machovina, Kudelski SA, and Kudelski Interactive Cayman, Ltd., filed in the United States District Court for the Northern District of California, and dated October 23, 2009*

(a)(5)(v)

Complaint of Joseph Weiss against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the United States District Court for the Northern District of California, and dated October 26, 2009*

(a)(5)(vi)	Supplemental Excerpt from Kudelski SA Transaction Website*

(a)(5)(vii)

Complaint of Douglas Grimes against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the United States District Court for the Northern District of California, and dated November 2, 2009*

(a)(5)(viii)	Supplemental Excerpt from Kudelski SA Transaction Website*

(a)(5)(ix)	Supplemental Excerpt from Kudelski SA Transaction Website*

(a)(5)(x)

Preliminary Notice of Redemption Pursuant to Sections 176 and 179 of the BVI Business Company Act, 2004 (as amended) (incorporated by reference to Exhibit (a)(3)(ii) to Rule 13e-3 Transaction Statement on Schedule 13E-3 of OpenTV Corp., as filed by OpenTV Corp. on January 14, 2010)

(b)

Credit Facility Agreement, dated as of October 3, 2009, by and among Kudelski SA, Kudelski Interactive USA, Inc., Credit Suisse, as facility agent, lender, and arranger, and Banque Cantonale Vaudoise, as lender and arranger*

(c)	None

(d)(i)

Share Purchase Agreement, dated as of October 18, 2006, by and among Liberty Media Corporation, Liberty IATV, Inc., Liberty IATV Holdings, Inc., Kudelski SA, Kudelski Interactive USA, Inc., and Kudelski Interactive Cayman, Ltd. (incorporated by reference to Exhibit 7(i) to Amendment No. 3 to the Schedule 13D of Liberty Media Corporation with respect to Class A Ordinary Shares of OpenTV Corp. filed on October 20, 2006)*

(d)(ii)	OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Annex A to the 2005 Proxy Statement on Schedule 14A of OpenTV Corp., as filed by OpenTV Corp. on October 14, 2005)*

(d)(iii)

Form of Independent Director Stock Option Agreement for OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 of OpenTV Corp., as filed by OpenTV Corp. on December 21, 2005)*

(f)	Sections 176 and 179 of the BVI Business Companies Act, 2004, as amended (included as Schedule C to the Offer to Purchase)*

(g)	None

(h)	None

* Previously filed